

September 2, 2011

<u>Via Facsimile</u>
Andrew J. Burke
Chief Financial Officer
Bunge Limited
50 Main Street
White Plains, New York 10606

>   **Re: Bunge Limited**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed March 1, 2011**
>   **File No. 001-16625**

Dear Mr. Burke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Report of Independent Registered Public Accounting Firm, pages F-2 through F-4</u>

1.   We note the report from your independent registered public accounting firm is not signed. Please file an amended Form 10-K that includes a revised report that properly identifies the firm and contains a manual or conformed signature. See AU Section 508.08, as adopted by Rule 3200T of the Public Company Accounting Oversight Board, and Item 2-02(a) of Regulation S-X for additional guidance.

<u>Note 3. Business Divestitures, page F-23</u>

2.   We note you divested of your fertilizer nutrients assets in Brazil and recognized a gain in your continuing operations of $2,440 million in your fertilizer segment related to this transaction in the fiscal year ended December 31, 2010. Please explain to us how you

considered reporting the disposed assets as a discontinued operation in accordance with ASC 205-20. In this regard, please provide a detailed analysis that supports your current presentation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Ethan Horowitz for

Brad Skinner
Senior Assistant Chief Accountant